-------------------------------
                                                           OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:           3235-0287
                                                 Expires:     September 30, 1998
                                                 Estimated average burden
                                                 hours per response ........ 0.5
                                                 -------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     LeBuhn                            Robert

--------------------------------------------------------------------------------
     (Last)                            (First)              (Middle)

     c/o Enzon, Inc.,  20 Kingsbridge Road

--------------------------------------------------------------------------------
                                    (Street)

     Piscataway,                New Jersey                 08854
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Enzon, Inc. (ENZN)

________________________________________________________________________________
3.   I.R.S Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     November 2000

________________________________________________________________________________
5.   If Amendment, Date of Original (Mo/Yr)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check all applicable)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            Code         -----------------------------   of Month       (D) or    Indirect
1.                                    Transaction   (Instr. 8)                (A)                               Indirect  Beneficial
Title of Security                     Date          ---------       Amount    or     Price       (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    Code    V                 (D)                and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          11/9/00        M             20,000      A    $2.75                          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/9/00        S             20,000      D    $77.5625                       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/30/00        A     V           50      A    See footnote 1  21,611(2)      D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

1) Securities granted by Enzon, Inc. pursuant to the Independent Directors Stock Plan as compensation for service as a member of the Board of Directors of Enzon, Inc. and qualified under Rule 16b-3(c).

2) The aggregate number of shares beneficially held by Mr. LeBuhn as of July 31, 2000 was previously incorrectly reported as 21,549. The aggregate number of shares beneficially held by Mr. LeBuhn as of July 31, 2000 was 21,561.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                          (Over)
                                                                 SEC 1474 (7-97)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     -------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code  V   (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                 See      See      Common
(right to buy)(1)   $2.75    11/9/00   M              20,000 footnote footnote Stock     20,000           6,664(3)  D
                                                             2        2

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

1) Acquired pursuant to the Company's Non-Qualified Stock Option Plan and qualified under Rule 16b-3.

2) 6,664 of the 20,000 options exercised by Mr. LeBuhn became exercisable on December 15, 1994 and would have expired on August 15, 2004. 13,336 of the 20,000 options exercised by Mr. LeBuhn became exercisable on December 15, 1995 and would have expired on August 15, 2004.

3) All of the 6,664 options beneficially held by Mr. LeBuhn as of November 30, 2000 are part of the class of options which became exercisable on December 15, 1995 and expire on August 15, 2004.


            /s/ Robert LeBuhn                                December 5, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

           Robert LeBuhn

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                          Page 2
                                                                 SEC 1474 (7-97)